Annual and Special Meeting of Shareholders of
TransCanada Corporation (“TransCanada”)

April 29, 2016

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations, Section 11.3

1. Election of Directors

By resolution passed via ballot, the following 12 nominees were appointed as Directors of TransCanada to serve until the next annual meeting of shareholders of TransCanada, or until their successors are elected or appointed.  The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Kevin E. Benson	375,803,538	99.55%	1,699,271	0.45%
Derek H. Burney	375,210,087	99.39%	2,292,864	0.61%
Russell K. Girling	376,856,536	99.83%	646,477	0.17%
S. Barry Jackson	368,817,294	97.70%	8,685,719	2.30%
John E. Lowe	376,651,391	99.77%	851,418	0.23%
Paula Rosput Reynolds	374,046,880	99.08%	3,456,071	0.92%
John Richels	370,587,915	98.17%	6,915,098	1.83%
Mary Pat Salomone	376,547,744	99.75%	955,268	0.25%
Indira V. Samarasekera	376,140,498	99.64%	1,362,311	0.36%
D. Michael G. Stewart	376,770,778	99.81%	732,173	0.19%
Siim A. Vanaselja	376,082,537	99.62%	1,420,476	0.38%
Richard E. Waugh	375,332,926	99.43%	2,170,087	0.57%

2. Appointment of Auditors

By a resolution passed via show of hands, KPMG LLP, Chartered Professional Accountants, were appointed as auditors of TransCanada to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
376,777,273	96.36%	14,252,229	3.64%

3. Acceptance of TransCanada’s Approach to Executive Compensation

By resolution passed via ballot, on an advisory basis, the TransCanada’s approach to Executive Compensation was approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% Votes Against
367,933,994	97.47%	9,568,399	2.53%

4. Approval of the Amendments to TransCanada’s Stock Option Plan

By resolution passed via ballot, the amendments to TransCanada’s Stock Option Plan and to increase the number of shares reserved for issue by 10,000,000 were approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% Votes Against
334,300,367	88.56%	43,201,419	11.44%

5. Approval to Continue the Shareholder Rights Plan

By resolution passed via ballot, the continuation and approval of the amended and restated shareholder rights plan dated April 29, 2013 was approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% Votes Against
361,342,630	95.72%	16,159,013	4.28%